UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Active Network, Inc.

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

00506D100

(CUSIP number)

December 31, 2012

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 00506D100	Page 2 of 34 Pages

(1)	Names of reporting persons Canaan Equity II L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 630,797
(6) Shared voting power 0
(7) Sole dispositive power 630,797
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 630,797
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.0%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 00506D100	Page 3 of 34 Pages

(1)	Names of reporting persons Canaan Equity II Entrepreneurs LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 50,078
(6) Shared voting power 0
(7) Sole dispositive power 50,078
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 50,078
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.1%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 4 of 34 Pages

(1)	Names of reporting persons Canaan Equity II L.P. (QP)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 282,173
(6) Shared voting power 0
(7) Sole dispositive power 282,173
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 282,173
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.5%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 00506D100	Page 5 of 34 Pages

(1)	Names of reporting persons Canaan Equity Partners II LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 963,048
(6) Shared voting power 0
(7) Sole dispositive power 963,048
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 963,048
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.6%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 6 of 34 Pages

(1)	Names of reporting persons Canaan Equity III L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 846,995
(6) Shared voting power 0
(7) Sole dispositive power 846,995
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 846,995
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.4%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 00506D100	Page 7 of 34 Pages

(1)	Names of reporting persons Canaan Equity III Entrepreneurs LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 31,629
(6) Shared voting power 0
(7) Sole dispositive power 31,629
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 31,629
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.1%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 8 of 34 Pages

(1)	Names of reporting persons Canaan Equity Partners III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 878,624
(6) Shared voting power 0
(7) Sole dispositive power 878,624
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 878,624
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.5%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 9 of 34 Pages

(1)	Names of reporting persons Canaan VII L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 00506D100	Page 10 of 34 Pages

(1)	Names of reporting persons Canaan Partners VII LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 11 of 34 Pages

(1)	Names of reporting persons Stonehenge LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 963,048
(7) Sole dispositive power 0
(8) Shared dispositive power 963,048
(9)	Aggregate amount beneficially owned by each reporting person 963,048
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.6%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 12 of 34 Pages

(1)	Names of reporting persons Waubeeka LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 963,048
(7) Sole dispositive power 0
(8) Shared dispositive power 963,048
(9)	Aggregate amount beneficially owned by each reporting person 963,048
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.6%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 13 of 34 Pages

(1)	Names of reporting persons Brenton K. Ahrens
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 14 of 34 Pages

(1)	Names of reporting persons John V. Balen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,841,672
(7) Sole dispositive power 0
(8) Shared dispositive power 1,841,672
(9)	Aggregate amount beneficially owned by each reporting person 1,841,672
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.0%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 15 of 34 Pages

(1)	Names of reporting persons Stephen D. Bloch
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 16 of 34 Pages

(1)	Names of reporting persons Wende Hutton
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 17 of 34 Pages

(1)	Names of reporting persons Maha S. Ibrahim
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 18 of 34 Pages

(1)	Names of reporting persons Deepak Kamra
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,841,672
(7) Sole dispositive power 0
(8) Shared dispositive power 1,841,672
(9)	Aggregate amount beneficially owned by each reporting person 1,841,672
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.0%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 19 of 34 Pages

(1)	Names of reporting persons Gregory Kopchinsky
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,841,672
(7) Sole dispositive power 0
(8) Shared dispositive power 1,841,672
(9)	Aggregate amount beneficially owned by each reporting person 1,841,672
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.0%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 20 of 34 Pages

(1)	Names of reporting persons Seth A. Rudnick
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 878,624
(7) Sole dispositive power 0
(8) Shared dispositive power 878,624
(9)	Aggregate amount beneficially owned by each reporting person 878,624
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.5%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 21 of 34 Pages

(1)	Names of reporting persons Guy M. Russo
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,841,672
(7) Sole dispositive power 0
(8) Shared dispositive power 1,841,672
(9)	Aggregate amount beneficially owned by each reporting person 1,841,672
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.0%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 22 of 34 Pages

(1)	Names of reporting persons Eric A. Young
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,841,672
(7) Sole dispositive power 0
(8) Shared dispositive power 1,841,672
(9)	Aggregate amount beneficially owned by each reporting person 1,841,672
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.0%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 23 of 34 Pages

Item 1(a).	Name of Issuer

The Active Network, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

10182 Telesis Court

Suite 100

San Diego, CA 92121

Item 2(a).	Name of Person Filing

This statement is filed by:

(i)	Canaan Equity II L.P. (“Canaan Equity II”), a Delaware limited partnership;

(ii)	Canaan Equity II L.P. (QP) (“Canaan Equity II (QP)”), a Delaware limited partnership;

(iii)	Canaan Equity II Entrepreneurs LLC (“Canaan II Entrepreneurs”), a Delaware limited liability company;

(iv)	Canaan Equity Partners II LLC (“Canaan II”), a Delaware limited liability company;

(v)	Canaan Equity III L.P. (“Canaan Equity III”), a Delaware limited partnership;

(vi)	Canaan Equity III Entrepreneurs LLC (“Canaan III Entrepreneurs”), a Delaware limited liability company;

(vii)	Canaan Equity Partners III LLC (“Canaan III”), a Delaware limited liability company;

(viii)	Canaan VII L.P. (“Canaan VII L.P.”), a Delaware limited partnership,

(ix)	Canaan Partners VII LLC (“Canaan VII”), a Delaware limited liability company;

(x)	Stonehenge LLC (“Stonehenge”) a Delaware limited liability company;

(xi)	Waubeeka LLC (“Waubeeka”), a Delaware limited liability company;

(xii)	Brenton K. Ahrens;

(xiii)	John V. Balen;

(xiv)	Stephen D. Bloch;

(xv)	Wende Hutton;

(xvi)	Maha S. Ibrahim;

(xvii)	Deepak Kamra;

(xviii)	Gregory Kopchinsky;

(xix)	Seth A. Rudnick;

(xx)	Guy M. Russo; and

(xxi)	Eric A. Young.

We refer to the individuals and entities identified in (i)-(xxi) above collectively as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence

Except in the case of Messrs. Ahrens, Balen, Kamra, Young and Mmes. Hutton and Ibrahim, the principal business address of the Reporting Persons is 285 Riverside Avenue, Suite 250, Westport, CT 06880. The principal business address of Messrs. Ahrens, Balen, Kamra, Young and Mmes. Hutton and Ibrahim is 2765 Sand Hill Road, Menlo Park, CA 94025.

Item 2(c).	Citizenship

Each of Canaan Equity II, Canaan Equity II (QP), Canaan Equity III and Canaan VII L.P. are limited partnerships organized under the laws of Delaware. Each of Stonehenge

SCHEDULE 13G

CUSIP No. 00506D100	Page 24 of 34 Pages

LLC, Waubeeka LLC, Canaan II Entrepreneurs, Canaan III Entrepreneurs, Canaan II, Canaan III, and Canaan VII is a limited liability company organized under the laws of Delaware. Each of the individuals named above is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share (“Common Stock”), of The Active Network, Inc.

Item 2(e).	CUSIP Number

00506D100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

None

Item 4.	Ownership

Item 4(a)

As of December 31, 2012, (i) 50,078 shares were held directly by Canaan II Entrepreneurs, (ii) 630,797 shares are held directly by Canaan Equity II, (iii) 282,173 shares are held directly by Canaan Equity II (QP), (iv) 31,629 shares held directly by Canaan III Entrepreneurs, (v) 846,995 shares are held directly by Canaan Equity III and (vi) Canaan VII L.P. held no shares.

Canaan II, as (a) the sole Manager of Canaan II Entrepreneurs and (b) the sole General Partner of each of Canaan Equity II and Canaan Equity II (QP), has sole voting, investment and dispositive power over the shares held directly by Canaan II Entrepreneurs, Canaan Equity II and Canaan Equity II (QP) (the “Canaan II Shares”).

Canaan III, as (a) the sole Manager of Canaan III Entrepreneurs and (b) the sole General Partner of Canaan Equity III, has sole voting, investment and dispositive power over the shares held directly by Canaan III Entrepreneurs and Canaan Equity III (the “Canaan III Shares”).

Canaan VII is the sole General Partner of Canaan VII L.P. Messrs. Ahrens, Balen, Bloch, Kamra, Kopchinsky, Rudnick, Russo and Young, and Mmes. Hutton and Ibrahim are the managers of Canaan VII. As of December 31, 2012, Canaan VII owned no shares of The Active Network, Inc.

Messrs. Balen, Kamra, Kopchinsky, Russo and Young, and Stonehenge and Waubeeka are the managers of Canaan II, and each such person disclaims beneficial ownership over the Canaan II Shares.

Messrs. Balen, Kamra, Kopchinsky, Rudnick, Russo and Young are the managers of Canaan III, and each such person disclaims beneficial ownership over the Canaan III Shares.

As of December 31, 2012, each of Mr. Stephen L. Green and Charmers Landing LLC was not a manager of Canaan II, Canaan III or Canaan VII, and does not have any beneficial ownership over the Canaan II Shares or the Canaan III Shares.

Item 4(b)

The Reporting Persons beneficially own, in the aggregate, approximately 3.0% of the outstanding Common Stock of the Issuer based on the 60,565,972 shares of Common Stock reported to be outstanding on the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on October 29, 2012.

SCHEDULE 13G

CUSIP No. 00506D100	Page 25 of 34 Pages

Canaan Equity II L.P.	1.0%

Canaan Equity II L.P. (QP)	0.5%

Canaan Equity II Entrepreneurs LLC	0.1%

Canaan Equity Partners II LLC	1.6%

Canaan Equity III L.P.	1.4%

Canaan Equity III Entrepreneurs LLC	0.1%

Canaan Equity Partners III LLC	1.5%

Canaan VII L.P.	0%

Canaan Partners VII LLC	0%

Stonehenge LLC	1.6%

Waubeeka LLC	1.6%

Brenton K. Ahrens	0%

John V. Balen	3.0%

Stephen D. Bloch	0%

Wende Hutton	0%

Maha S. Ibrahim	0%

Deepak Kamra	3.0%

Gregory Kopchinsky	3.0%

Seth A. Rudnick	1.5%

Guy M. Russo	3.0%

Eric A. Young	3.0%

Item 4(c)

Number of Shares as to which the Person has:

SCHEDULE 13G

CUSIP No. 00506D100	Page 26 of 34 Pages

Reporting Person	NUMBER OF SHARES
	(i)	(ii)	(iii)	(iv)

Canaan Equity II L.P.	630,797	0	630,797	0

Canaan Equity II L.P. (QP)	282,173	0	282,173	0

Canaan Equity II Entrepreneurs LLC	50,078	0	50,078	0

Canaan Equity Partners II LLC	963,048	0	963,048	0

Canaan Equity III L.P.	846,995	0	846,995	0

Canaan Equity III Entrepreneurs LLC	31,629	0	31,629	0

Canaan Equity Partners III LLC	878,624	0	878,624	0

Canaan VII L.P.	0	0	0	0

Canaan Partners VII LLC	0	0	0	0

Stonehenge LLC	0	963,048	0	963,048

Waubeeka LLC	0	963,048	0	963,048

Brenton K. Ahrens	0	0	0	0

John V. Balen	0	1,841,672	0	1,841,672

Stephen D. Bloch	0	0	0	0

Wende Hutton	0	0	0	0

Maha S. Ibrahim	0	0	0	0

Deepak Kamra	0	1,841,672	0	1,841,672

Gregory Kopchinsky	0	1,841,672	0	1,841,672

Seth A. Rudnick	0	878,624	0	878,624

Guy M. Russo	0	1,841,672	0	1,841,672

Eric A. Young	0	1,841,672	0	1,841,672

SCHEDULE 13G

CUSIP No. 00506D100	Page 27 of 34 Pages

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

In light of the change in beneficial ownership due to stock sales completed in 2012, this Amendment No. 1 to Schedule 13G is being filed to report the fact that as of December 31, 2012, all of the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Stock. As a result, each of the Reporting Persons to this Amendment No. 1 to Schedule 13G have no further reporting obligations on Schedule 13G with respect to his, her or its ownership of Common Stock of the Company.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SCHEDULE 13G

CUSIP No. 00506D100	Page 28 of 34 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

Canaan Equity II L.P.

By: Canaan Equity Partners II LLC, its General Partner

By: *
Name: Title:

Canaan Equity II Entrepreneurs LLC

By: Canaan Equity Partners II LLC, its Manager

By: *
Name: Title:

Canaan Equity II L.P (QP)

By: Canaan Equity Partners II LLC, its General Partner

By: *
Name: Title:

Canaan Equity Partners II LLC

By: *
Name: Title:

Canaan Equity III L.P.

By: Canaan Equity Partners III LLC, its General Partner

By: *
Name: Title:

SCHEDULE 13G

CUSIP No. 00506D100	Page 29 of 34 Pages

Canaan Equity III Entrepreneurs LLC

By: Canaan Equity Partners III LLC, its Manager

By: *
Name: Title:

Canaan Equity Partners III LLC

By: *
Name: Title:

Canaan VII L.P.

By: *
Name: Title:

Canaan Partners VII LLC

By: *
Name: Title:

Stonehenge LLC

By: *
Name: Gregory Kopchinsky Title: Manager

Waubeeka LLC

By: *
Name: Guy M. Russo Title: Manager

SCHEDULE 13G

CUSIP No. 00506D100	Page 30 of 34 Pages

*
Brenton K. Ahrens

*
John V. Balen

*
Stephen D. Bloch

*
Wende Hutton

*
Maha S. Ibrahim

*
Deepak Kamra

*
Gregory Kopchinsky

*
Seth A. Rudnick

/s/ Guy M. Russo
Guy M. Russo

*
Eric A. Young

*By:	/s/ Guy M. Russo
Guy M. Russo Attorney-in-Fact

This Amendment No. 1 to Schedule 13G was executed by Guy M. Russo pursuant to a Power of Attorney, which was included as Exhibit 1 to the original Schedule 13G filed on February 14, 2012

SCHEDULE 13G

CUSIP No. 00506D100	Page 31 of 34 Pages

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of The Active Network, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SCHEDULE 13G

CUSIP No. 00506D100	Page 32 of 34 Pages

EXECUTED as of this 13th day of February, 2013.

Canaan Equity II L.P.

By:	Canaan Equity Partners II LLC, its General Partner

By:	*
Name:
Title:

Canaan Equity II Entrepreneurs LLC

By:	Canaan Equity Partners II LLC, its Manager

By:	*
Name:
Title:

Canaan Equity II L.P (QP)

By:	Canaan Equity Partners II LLC, its General Partner

By:	*
Name:
Title:

Canaan Equity Partners II LLC

By:	*
Name:
Title:

Canaan Equity III L.P.

By:	Canaan Equity Partners III LLC, its General Partner

By:	*
Name:
Title:

SCHEDULE 13G

CUSIP No. 00506D100	Page 33 of 34 Pages

Canaan Equity III Entrepreneurs LLC

By:	Canaan Equity Partners III LLC, its Manager

By:	*
Name:
Title:

Canaan Equity Partners III LLC

By:	*
Name:
Title:

Canaan VII L.P.

By:	*
Name:
Title:

Canaan Partners VII LLC

By:	*
Name:
Title:

Stonehenge LLC

By:	*
Name:	Gregory Kopchinsky
Title:	Manager

Waubeeka LLC

By:	*
Name:	Guy M. Russo
Title:	Manager

SCHEDULE 13G

CUSIP No. 00506D100	Page 34 of 34 Pages

*
Brenton K. Ahrens

*
John V. Balen

*
Stephen D. Bloch

*
Wende Hutton

*
Maha S. Ibrahim

*
Deepak Kamra

*
Gregory Kopchinsky

*
Seth A. Rudnick

/s/ Guy M. Russo
Guy M. Russo

*
Eric A. Young

*By:	/s/ Guy M. Russo
Guy M. Russo
Attorney-in-Fact

This Joint Filing Agreement was executed by Guy M. Russo pursuant to a Power of Attorney, which was included as Exhibit 1 to the original Schedule 13G filed on February 14, 2012